

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2014

Via E-mail
Paul A. Pittman
Executive Chairman, President and
Chief Executive Officer
Farmland Partners Inc.
8670 Wolff Court, Suite 240
Westminster, CO 80031

>   **Re: Farmland Partners Inc.**
>   **Registration Statement on Form S-11**
>   **Filed January 10, 2014**
>   **File No. 333-193318**

Dear Mr. Pittman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 3 of our comment letter dated December 30, 2013. We also note that your prospectus uses quantitative and qualitative business and industry data in sections, other than the "Industry Overview and Market Opportunity" section, for which you have not yet provided support. For example only, we note your disclosure in the "Growing Global Demand for Primary Row Crops" bullet on page 2. Please provide us with support for all quantitative and qualitative business and industry data used in the prospectus. Clearly mark the specific language in the supporting materials that supports each statement.

In addition, we were unable to locate the support for several statements you identified in the supplemental materials submitted. For example only, we were unable to locate the support for the following statement on page 99 of the prospectus: "Primary row crops . . .

directly account[] for over 65% of the world's caloric consumption, according to the UN FAO." Also, as an example only, the support you provided appears to differ from the statement on page 102 that "meat consumption per capita is expected to increase . . . from 62 pounds per person per year from 2005-2007 to 79 pounds per person per year in 2030." Please review the support you previously provided and ensure that it properly supports the statements in the prospectus and that is clear how the supplemental materials support each statement in the prospectus. Please resubmit the supplemental materials as appropriate or advise.

2.   We note several recent press articles regarding the reversal in U.S. farmland prices and declines in crop prices. Please tell us how you considered this information in light of your disclosure regarding the demand for row crops and farmland real estate returns. In addition, please tell us whether you believe such declines may be a trend going forward, how these declines may impact your acquisition strategy and ability to find tenants, as applicable.

Prospectus Summary, page 1

3.   We note your response to comment 4 and the revised disclosure on page 11 that the number of OP units issuable to the prior investors was based upon management's estimates of the fair market value of the properties. Please revise to briefly explain the factors that management used to determine the fair market value and clarify the individuals that comprise management.

Acquisition Pipeline, page 8

4.   We note your disclosure beginning on page 8 regarding your acquisition pipeline. Please tell us your anticipated timeframe for these acquisitions and whether you intend to enter into any agreements prior to effectiveness. In addition, please tell us how you determined the estimated aggregate purchase price of $134 million.

Benefits of the Formation Transactions to Related Parties, page 12

5.   You disclose that, with a portion of the net proceeds from this offering, you intend to repay indebtedness that is collateralized by properties owned by Mr. Pittman and Mr. Hough that were not contributed to you in connection with the formation transactions. Please provide us with your analysis of whether there is a compensation element to the assumption and repayment of debt not related to properties included in your initial portfolio.

Use of Proceeds, page 57

6.   We note your disclosure regarding the use of proceeds to repay certain indebtedness. Please revise to briefly explain the business purpose for the repayment of loans secured

by non-contributed properties.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 64

Results of Operations, page 71

7.   You disclose that rental income for your same-property portfolio increased as a result of an increase in rental rates. Please quantify the average rental rates in each period presented to further explain the increase in rental income in each period.

Our Business and Properties, page 82

8.   We note your response to comment 22. We also note on page 91 that in certain circumstances you may be exposed to tenant credit risks, particularly with respect to leases that do not require advance payment of 100% of the annual rent and leases with terms of greater than one year. In addition, we note your disclosure on page 96 that you expect to renew each of the leases entered in connection with the formation transactions for terms of three years following the initial terms. Please revise your disclosure to explain how you will evaluate and monitor your tenant credit quality in the event that you enter into leases that do not require advance payment, such as the Baca and Crane Creek leases, and for leases that have terms that exceed one year or advise.

Our Initial Portfolio, page 92

9.   We note your response to comment 17. We continue to believe that the historical occupancy and rental rates for the last five years for the properties that will be included in your initial portfolio should be included. Please revise to provide this disclosure.

Description of Our Leases, page 94

10.   We note your response to comment 26 and the related revisions to your registration statement. We note that your disclosure on page 95 regarding the Predecessor lease for the Baca farm indicates that the Predecessor was responsible for the sale and marketing of the crops. Please revise your disclosure regarding the 2014 Baca farm lease to explain whether the company will be responsible for the sale and marketing of the crops or advise. In addition, please clarify whether the new rent is expected to be in an amount similar to the former rent.

Description of Tenants, page 96

11.   We note your response to comment 30 of our letter dated December 30, 2013 and your revised disclosure. Please further explain how you determined that Mr. Pittman controls Astoria Farms and that Mr. Pittman and Mr. Hough jointly control Hough Farms by

addressing the following and expand your disclosure accordingly to clarify the ownership/control structure of the two farms:

- You disclose on page F-73 that Hough Farms is a general partnership. Please tell us who/which entity is the general partner of this entity.
- You state that Hough Farms is controlled jointly by Mr. Pittman and Mr. Hough and that they have historically made all management decisions with respect to the operations of Hough Farms. However, it does not appear that they have over 50% of the partnership interests (i.e. 19% plus 28% is only 47%) or that they have a written agreement to vote all of their shares in concert. Please advise
- Please tell us which family members of Mr. Hough own the other partnership interests in Hough Farms.
- You disclose on page F-51 that Astoria Farms is owned 33.34% by Pittman Hough Farms, LLC, 33.33% by Matt Frye Farms, and 33.33% by Andy Merrick Farms. Please advise us who/which entity is the general partner of Astoria Farms which is a general partnership. Also, you state that Mr. Pittman is a general partner of both Matt Frye Farms and Andy Merrick Farms. Please advise us if he is the only general partner of those farms.

Insurance, page 98

12.   We note your disclosure on page 68 that you will incur costs associated with maintaining liability and casualty insurance in addition to any insurance provided by the tenant for which you are a named insured. Please revise your disclosure on page 98 to describe the insurance you expect to maintain on your properties or advise.

Certain Relationships and Related Party Transactions, page 139

13.   We note your response to comment 32. We will continue to monitor your filing for compliance with our comment. In addition, with regard to leases with your related tenants, the releases of guarantees, and the debt repayment transactions, please revise your disclosure to provide the approximate dollar value of the amount of Mr. Pittman's interest in these related party transactions or advise.

Pro Forma Consolidated Financial Statements, page F-3

14.   Please fill in the adjustments to the pro forma financial statements as they become known.

Note 2 – Adjustments to the Pro Forma Consolidated Income Statement, page F-8

(CC), page F-9

15.   We note that you have already disclosed 2014 Contractual Rent on page 92 for all of your leases and that the leases with Astoria Farms and Hough Farms will be executed prior to effectiveness; thus, it appears that you are able to provide amounts for this adjustment. Please include as soon as practicable. Also, you state in your response to comment 17 of our letter dated December 30, 2013 that the leases for substantially all of the properties in the initial portfolio were between related parties at below-market rental rates. Please tell us how you determined that the rent in 2014 at the increased rental rates will be collectible and are factually supportable since you will not receive payment until after the completion of the offering.

Financial Statements of FP Land LLC, page F-15

Notes to Combined Consolidated Financial Statements, page F-19

Note 1 – Organization and Significant Accounting Policies, page F-19

16.   You disclose that these financial statements retroactively reflect the consolidated equity ownership structure of FP Land LLC as if it had been formed as of January 1, 2011. You also note that the equity structure is presented retroactively on the basis of common management and common ownership of the Ownership Entities by Paul A. Pittman. We note your disclosure on page F-3 demonstrating Mr. Pittman's control over FP Land LLC and, through FP Land LLC, the ownership entities. Please provide us with more details regarding Mr. Pittman's control of the Ownership Entities prior to the formation of FP Land LLC and tell us whether such conditions existed as of January 1, 2011. Please separately address which entities were under common management versus common control, and clarify how you determined control in each situation in more detail.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at (202) 551-3432 or Jessica Barberich at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: John Good, Esq. (Via E-mail)